                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549


                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934


                              SCAN-OPTICS, INC.
                    ------------------------------------
                              (Name of Issuer)



                        Common Stock, par value $.02
                    ------------------------------------
                       (Title of Class of Securities)



                                  805894102
                    ------------------------------------
                               (CUSIP Number)


                              Walter J. Schloss
                   Walter & Edwin Schloss Associates, L.P.
                            52 Vanderbilt Avenue
                          New York, New York 10017
                               (212) 370-1844
                   ---------------------------------------
                     (Name, Address and Telephone Number
                       of Person Authorized to Receive
                         Notices and Communications)


                              September 8, 1989
                 -------------------------------------------
                    (Date of Event Which Requires Filing
                             of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X].

                               Page 1 of 12 Pages
                             (Exhibit Index Page 8)

CUSIP NO. 805894102

-----------------------------------------------------------------------------

1)   Name of Reporting Person                    Walter & Edwin Schloss
     S.S. or I.R.S. Identifica-                  Associates, L.P.
     tion No. of Above Person                  Employer I.D. No. 13-6065556
-----------------------------------------------------------------------------

2)   Check the Appropriate Box                 (a)
     if a Member of a Group                       ---------------------------
     (See Instructions)                        (b)           X
                                                  ---------------------------

-----------------------------------------------------------------------------

3)   SEC Use Only
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4)   Source of Funds (See
     Instructions)                                  WC
-----------------------------------------------------------------------------

5)   Check if Disclosure of Legal
     Proceedings is Required Pur-
     suant to Items 2(d) or 2(e)
-----------------------------------------------------------------------------

6)   Citizenship or Place of                           Delaware
     Organization
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                   (7)  Sole Voting Power    425,000 shares
Number of          ----------------------------------------------------------
Shares Bene-       (8)  Shared Voting
 ficially               Power                   -0-
Owned by           ----------------------------------------------------------
Each Report-       (9)  Sole Dispositive
 ing Person             Power                425,000 shares
With               ----------------------------------------------------------
                   (10) Shared Dispositive
                           Power                -0-
-----------------------------------------------------------------------------

11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person          425,000 shares
-----------------------------------------------------------------------------

12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain
     Shares (See Instructions)
-----------------------------------------------------------------------------

13)  Percent of Class Represented
     by Amount in Row (11)                   6.75%
-----------------------------------------------------------------------------

14)  Type of Reporting Person (See
     Instructions)                           PN
-----------------------------------------------------------------------------


(1) Based on total outstanding shares equal to 5,440,163 shares of common stock, $.02 par value, plus 854,464 shares of Class A Stock, $.02 par value ("Class A Stock"). Each share of Common Stock and Class A Stock is entitled to one vote per share except that the holders of Class A Stock do not have any right to vote for the election of directors. If the Class A Stock is excluded from the calculation, the shares reported in Row (11) represent 7.81% of the outstanding Common Stock.





                               Page 2 of 12 Pages

CUSIP NO. 805894102

-----------------------------------------------------------------------------

1)   Name of Reporting Person                  Walter J. Schloss
     S.S. or I.R.S. Identifica-                Soc. Sec. No. ###-##-####
     tion No. of Above Person
-----------------------------------------------------------------------------

2)   Check the Appropriate Box                 (a)
     if a Member of a Group                       ---------------------------
     (See Instructions)                        (b)          X
                                                  ---------------------------

-----------------------------------------------------------------------------

3)   SEC Use Only
-----------------------------------------------------------------------------

4)   Source of Funds (See
     Instructions)                                  PF
-----------------------------------------------------------------------------

5)   Check if Disclosure of Legal
     Proceedings is Required Pur-
     suant to Items 2(d) or 2(e)
-----------------------------------------------------------------------------

6)   Citizenship or Place of                   United States
     Organization
-----------------------------------------------------------------------------

                   (7)  Sole Voting Power       17,000 shares
Number of          ----------------------------------------------------------
Shares Bene-       (8)  Shared Voting
 ficially               Power                  442,000 shares(1)
Owned by           ----------------------------------------------------------
Each Report-       (9)  Sole Dispositive
 ing Person             Power                   17,000 shares
With               ----------------------------------------------------------
                   (10) Shared Dispositive
                        Power                  471,000 Shares(1),(2)
-----------------------------------------------------------------------------

11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person            459,000 shares(1)
-----------------------------------------------------------------------------

12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain                      X
     Shares (See Instructions)
-----------------------------------------------------------------------------

13)  Percent of Class Represented
     by Amount in Row (11)                   7.29%(3)
-----------------------------------------------------------------------------

14)  Type of Reporting Person (See
     Instructions)                           IN
-----------------------------------------------------------------------------

(1) Includes 425,000 shares owned by Walter & Edwin Schloss Associates, L.P., of which Schloss Management Company ("Management") is the general partner. Walter J. Schloss is one of the general partners of Management. By reason of his capacity as general partner of Management, Walter J. Schloss may be deemed to have shared dispositive power and shared voting power of such shares.

(2) Includes 29,000 shares held in accounts of clients of Walter J. Schloss, with respect to which he may from time to time possess certain indicia of investment discretion but as to which he has no voting power and he disclaims beneficial ownership.

(3) If the outstanding shares of Class A Stock are excluded from this calculation, the shares reported in Row (11) represent 8.43% of the outstanding Common Stock.





                               Page 3 of 12 Pages

CUSIP NO. 805894102

-----------------------------------------------------------------------------

1)   Name of Reporting Person                  Edwin W. Schloss
     S.S. or I.R.S. Identifica-                Soc. Sec. No. ###-##-####
     tion No. of Above Person
-----------------------------------------------------------------------------

2)   Check the Appropriate Box                 (a)
     if a Member of a Group                       ---------------------------
     (See Instructions)                        (b)           X
                                                  ---------------------------

-----------------------------------------------------------------------------

3)   SEC Use Only
-----------------------------------------------------------------------------

4)   Source of Funds (See
     Instructions)                                  PF
-----------------------------------------------------------------------------

5)   Check if Disclosure of Legal
     Proceedings is Required Pur-
     suant to Items 2(d) or 2(e)
-----------------------------------------------------------------------------

6)   Citizenship or Place of                      United States
     Organization
-----------------------------------------------------------------------------

                   (7)  Sole Voting Power       62,700 shares
Number of          ----------------------------------------------------------
Shares Bene-       (8)  Shared Voting
 ficially               Power                  425,000 shares(1)
Owned by           ----------------------------------------------------------
Each Report-       (9)  Sole Dispositive
 ing Person             Power                   62,700 shares
With               ----------------------------------------------------------
                   (10) Shared Dispositive
                        Power                  437,000 shares(1),(2)
-----------------------------------------------------------------------------

11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person            487,700 shares(1)
-----------------------------------------------------------------------------

12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain
     Shares (See Instructions)                       X
-----------------------------------------------------------------------------

13)  Percent of Class Represented
     by Amount in Row (11)                      7.75%(3)
-----------------------------------------------------------------------------

14)  Type of Reporting Person (See
     Instructions)                             IN
-----------------------------------------------------------------------------


(1) Includes 425,000 shares owned by Associates of which Management is the general partner. Edwin W. Schloss is one of the general partners of Management. By reason of his capacity as general partner of Management, Edwin W. Schloss may be deemed to have shared dispositive power and shared voting power of such shares.

(2) Includes 12,000 shares held in accounts of clients of Edwin W. Schloss with respect to which he may from time to time possess certain indicia of investment discretion, but as to which he has no voting power and he disclaims beneficial ownership.

(3) If the outstanding shares of Class A Stock are excluded from this calculation, the shares reported in Row (11) represent 8.96% of the outstanding Common Stock.





                               Page 4 of 12 Pages

Item 1.     Security and Issuer.

            This Statement relates to the Common Stock, par value $.02 per share ("Common Stock"), of Scan-Optics, Inc., a Delaware corporation (the "Company"), which, to the best knowledge of the persons filing this Statement, is a corporation organized under the laws of New York with its principal executive offices located at 22 Prestige Park Circle, East Hartford, Connecticut 06108.

Item 2.     Identity and Background.

            (a) The persons filing this Statement are (i) Walter & Edwin Schloss Associates, L.P., a Delaware limited partnership ("Associates"); (ii) Walter J. Schloss; and (iii) Edwin W. Schloss (collectively, the "Filing Persons"). The general partner of Associates is Schloss Management Company, a New York general partnership ("Management"), of which Walter J. Schloss and Edwin W. Schloss are the general partners. Annexed as Exhibit A hereto, which appears on page 11 hereof and is incorporated by reference herein, is an agreement among Walter J. Schloss, Edwin W. Schloss and Associates that this Statement is filed on behalf of each of them. The filing of this Statement should not be deemed an admission that Walter J. Schloss, Edwin W. Schloss and Associates comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act").

            (b) The business address of Associates is 52 Vanderbilt Avenue, New York, New York 10017. The business address of each of Walter J. Schloss and Edwin W. Schloss is c/o Associates, 52 Vanderbilt Avenue, New York, New York 10017.

            (c) Associates is a private investment partnership and is currently, and at all relevant times was, engaged primarily in the business of investing in securities for its own account. The present principal occupation or employment of each of Walter J. Schloss and Edwin W. Schloss is as a general partner of Management, the general partner of Associates.

            (d) None of Associates, Walter J. Schloss or Edwin W. Schloss has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

            (e) None of Associates, Walter J. Schloss or Edwin W. Schloss has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding, he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

            (f) Associates is a Delaware limited partnership. Walter J. Schloss and Edwin W. Schloss are each citizens of the United States of America.





                               Page 5 of 12 Pages

Item 3.     Source and Amount of Funds or Other Consideration.

            (a) The 425,000 shares of Common Stock owned by Associates (the "Partnership Shares") were purchased by it in open market transactions at a cost (including commissions) of approximately $1,449,547.92. The funds used by Associates to purchase the Partnership Shares have come from its general funds on hand, which funds may include capital contributions of partners and gains and losses on the sale of other securities.

            (b) The 17,000 shares of Common Stock owned by Walter J. Schloss individually consist entirely of shares purchased by him in open market transactions at a cost (including commissions) of $76,502.96, the funds coming from his personal funds on hand. The 29,000 shares owned by clients of Walter
J. Schloss were purchased at a cost (including commissions) of $116,595.36, the funds coming from funds held in the respective client accounts.

            (c) The 62,700 shares of Common Stock owned by Edwin W. Schloss individually consist entirely of shares purchased by him in open market transactions at a cost (including commissions) of $290,961.33, the funds coming from his personal funds on hand. The 12,000 shares owned by clients of Edwin Schloss were purchased at a cost (including commissions) of $41,801.74, the funds coming from funds held in the respective client accounts.

Item 4.     Purpose of Transaction.

            Each of the Filing Persons has acquired the shares of Common Stock owned by him or it for investment purposes. None of the Filing Persons has any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D, except that the Filing Persons may, from time to time or at any time, dispose of all or some of the shares of Common Stock owned by them, or acquire additional shares of Common Stock depending upon price and market conditions, the Filing Person's evaluation of the Company, alternative investments and other factors.

Item 5.     Interest in Securities of the Issuer.

            (a) As of the date hereof, Associates beneficially owns directly 425,000 shares of Common Stock, which constitutes approximately 6.75% of the outstanding shares of Common Stock and Class A Stock of the Company, and 7.81% of the outstanding shares of Common Stock only.(1) Walter J. Schloss and Edwin W. Schloss, solely by reason of their positions as general partners of Management, the general partner of Associates, may each be deemed to be the indirect beneficial owner of the 425,000 shares of Common Stock beneficially owned directly by Associates.

            As of the date hereof, Walter J. Schloss beneficially owns 459,000 shares (including the shares owned by Associates) of Common Stock, which constitutes approximately 7.29% of the out-





--------------------

    Outstanding shares are based on the aggregate of 5,440,163 shares of Common Stock and 854,464 shares of Class A Stock as reported in the Issuer's Proxy Statement, dated May 5, 1989.



                               Page 6 of 12 Pages
standing shares of Common Stock and Class A Stock, of 8.43% of the outstanding shares of Common Stock only.

            As of the date hereof, Edwin W. Schloss beneficially owns 487,700 shares (including the shares owned by Associates) of Common Stock, which constitutes approximately 7.75% of the outstanding shares of Common Stock and Class A Stock, and 8.96% of the outstanding shares of Common Stock only.

            In addition, Walter J. Schloss provides investment advice in the ordinary course of business to clients including a non-profit organization of which Walter J. Schloss is a member of the Board of Trustees, and Edwin W. Schloss provides investment advice to two clients. Walter J. Schloss and Edwin
W. Schloss may, at any given time or from time to time, possess certain indicia of investment discretion with respect to shares of Common Stock held in the accounts of their respective clients, but as to which neither Walter J. Schloss or Edwin W. Schloss have any voting powers. As of the date hereof, clients of Walter J. Schloss own 29,000 shares of Common Stock of the Company, and clients of Edwin W. Schloss own 12,000 shares of Common Stock of the Company. The filing of this Statement should not be deemed an admission that either Walter
J. Schloss or Edwin W. Schloss is the beneficial owner of the shares of Common Stock held in said client accounts.

            (b) Associates has sole power to vote and dispose of the Partnership Shares, except that Walter J. Schloss and Edwin W. Schloss, solely by reason of their positions as general partners of Management, the general partner of Associates, may be deemed to have shared power to vote and dispose of the Partnership Shares.

            Walter J. Schloss and Edwin W. Schloss each have sole power to vote and dispose of the shares of Common Stock beneficially owned directly by them.

            Walter J. Schloss and Edwin W. Schloss may each have at any time or from time to time certain indicia of investment discretion (but not the power to vote) with respect to the shares of Common Stock held in the accounts of their respective clients. Walter J. Schloss and Edwin W. Schloss disclaim beneficial ownership as to all such shares held in client accounts.

            Information with respect to all transactions in which Associates, Walter J. Schloss or Edwin W. Schloss purchased





                               Page 7 of 12 Pages
shares of Common Stock during the 60-day period ended the date hereof are as follows:

                                                                                 Per Share Price
                                                                  Shares           (including
              Date           Purchaser                           Purchased         commissions)
              ----           ---------                           ---------         ------------
             7/28/89       Associates                               7,500               $2.94
             7/31/89       Associates                               2,500               $2.95
              8/3/89       Associates                               4,000               $2.95
              9/8/89       Associates                              45,000               $2.30
             9/11/89       Associates                             191,000               $2.23
             9/11/89       Walter J. Schloss                        5,000               $2.25
             9/11/89       Walter J. Schloss                       10,000               $2.25
                            Clients
             9/11/89       Edwin W. Schloss                        20,000               $2.24
             9/11/89       Edwin W. Schloss                         4,000               $2.25
                            Clients

None of Associates, Walter J. Schloss or Edwin W. Schloss has sold any shares of Common Stock during the 60-day period ended the date hereof.

            (d) To the best knowledge of Associates, no person other than Associates has the right to receive or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Partnership Shares, except that Walter J. Schloss and Edwin W. Schloss may be deemed to have such rights and powers solely by reason of being general partners of Management, the general partner of Associates.

            To the best knowledge of Walter J. Schloss and Edwin W.Schloss, respectively, each person maintaining an investment advisory account with him has the sole right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held in said person's account.

            (e)     Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Rela-tionships With Respect to Securities of the Issuer.

            Except as otherwise described herein, none of the Filing Persons has any contract, arrangement, understanding or relationship with respect to any securities of the Company.

            As compensation for investment advice rendered in the ordinary course of business, Walter J. Schloss and Edwin W. Schloss receive an annual fee, in the case of Walter J. Schloss from two of his clients, and, in the case of Edwin W. Schloss, from both clients (see Item 5(a) hereof), in an amount equal to 25% of the net realized gain, if any, in the value of said customers' accounts during the immediately preceding year.





                               Page 8 of 12 Pages

Item 7.     Material to be Filed as Exhibits.

            A copy of the agreement among each of the Filing Persons that this Statement is filed on behalf of is annexed as Exhibit A hereto, which appears on page 11 and is incorporated by reference herein.





                              Page 9 of 12 Pages

                                   SIGNATURE



            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                             /S/ WALTER J. SCHLOSS
                             -------------------------------------------------
                             Walter J. Schloss


                             /S/ EDWIN W. SCHLOSS
                             -------------------------------------------------
                             Edwin W. Schloss



                             WALTER & EDWIN SCHLOSS ASSOCIATES, L.P.
                             By Schloss Management Company, General Partner


                             By:/S/ WALTER J. SCHLOSS
                                ----------------------------------------------
                                Walter J. Schloss, General Partner



                             By:/S/ EDWIN W. SCHLOSS
                                ----------------------------------------------
                                Edwin W. Schloss, General Partner





                              Page 10 of 12 Pages